UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, July 18, 2019

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of Law No. 18,045 on Securities Market, and in General Rule No. 30, the undersigned, duly authorized, reports the following material fact:

(a)	LATAM Finance Limited (the "Issuer"), a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group S.A. ("LATAM"), has issued and placed in the international markets, in reliance on Rule 144A and on Regulation S under the Securities Act of the United States of America, long-term guaranteed bonds for an amount of US$200,000,000, due in 2026, at an initial annual interest rate of 7.000% and a yield to maturity of 5.979% (the "144-A 2026 Notes" or the "Issuance");

(b)	The 144-A 2026 Notes will be guaranteed by LATAM and the use of proceeds will be for (i) partially redeem up to US$300,000,000 (the "Tender Offer"), of the bonds issued and placed in the markets international, in reliance on Rule 144A and on Regulation S under the Securities Act of the United States of America, long-term bonds due in 2020 at an initial annual interest rate of 7.25% (the "144-A 2020 Notes"), as well as its accrued and unpaid interest; (ii) to pay the fees and expenses incurred in connection with the Tender Offer; and (iii) the remainder, if any, for general corporate purposes of LATAM.

Finally, in accordance with the provisions of Circular No. 988 of your Commission, we inform you that at this moment it is not possible to quantify the effects that this operation will have on the Company's results.

Sincerely yours,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Mencio
	Name:	Juan Carlos Mencio
	Title:	Vice President of Legal Affairs LATAM Airlines Group

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